Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 – 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number:     56142-8

Web site:  www.langmichener.com

Direct Line:  (604) 691-7446
Direct Fax Line: (604) 691-7354
E-Mail:  ckent@lmls.com

February 2, 2006

The United States Securities
       and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention:  Mr. H. Roger Schwall

Dear Sirs:

Cusac Gold Mines Ltd. - Form 20-F Filed July 12, 2005
Your File No. 000-13548

We write on behalf of Cusac Gold Mines Ltd. (the “Company” or “Cusac”) in response to Staff’s letter of December 12, 2005 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of Division of Company Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

Our item-by-item responses to the comments made in the Comment Letter are set out below.  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-1.  We will provide a revised copy of the Form 20-F/A-1, plus a copy that has been red-lined to show the changes from the previous Form 20-F/A-1, separately.

General

In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.

In response to Staff’s comment, the Company has included the representations regarding the adequacy and accuracy of disclosure requested.

Form 20-F for the Fiscal year ended December 31, 2004

General

1.

We believe it will be necessary to revise your Form 20-F to include all of the proposed disclosure revisions that you provided in your letter dated November 7, 2005, and any additional disclosures necessary to comply with the comments below.

In response to Staff’s comment, the Company will revise its Form 20-F to include all of the proposed disclosure revisions set out in our letter of November 7, 2005 and those as described herein when Staff is satisfied with all our proposed adjustments to the Form 20F and financial statements to avoid having numerous copies of the documents outstanding.

Consolidated Statements of Cash Flows, page 6

2.

In response to prior comment 4, you propose revising the Financing activities portion of the Statements of Cash Flows to increase the amounts previously reported for Share Capital and subscriptions received, net; and to add a separate line item labelled as Proceeds from flow-through shares, net of future income tax recovery, offsetting the increases noted above for 2003 and 2002, but exceeding such increase for 2004.  It would be helpful to further revise your table to separately present the cash proceeds from flow-through shares issued and warrants and options exercised.  In addition, disclose the reasons you believe cash received from the issuance of flow through shares should be presented net of income tax recovery, so it is clear how this further activity impacts cash proceeds currently.  Please include error correction disclosures to address the change in financing cash flows.

In response to the Staff’s comment the operating and financing activities of the Consolidated Statement of Cash Flows has been amended as follows:

For the years ended December 31	2004	2003	2002
	(Restated)
Cash provided by (used in)

Operating activities
Net loss for the year	$ (1,692,229)	$ (1,465,121)	$ (1,192,847)
Items not involving cash
Acquisition of resource property interests for shares	-	-	8,000
Accretion expense	14,740	14,105	13,498
Amortization of property, plant and equipment	42,251	42,103	4,066
Investment and advances write-down	135,310	-	35,000
Future income tax recovery	(256,464)	-	-
Gain on equipment disposal	-	(12,662)	(1,605)
Loss on sale of investments	-	-	7,427
Stock-based compensation	7,900	628,625	361,667
Resource property exploration qualified as flow-through expenditure	1,120,852	75,000	-
Net change in
Receivables	(8,474)	10,685	(14,249)
Prepaid expenses	9,205	(12,557)	(6,289)
Accounts payable and accrued liabilities	122,272	5,573	59,561
	(504,637)	(714,249)	(725,771)

Financing activities
Proceeds from (repayment of) related party loans	11,925	(6,246)	(47,317)
Proceeds from flow through shares, net of share issuance costs and allocation to restricted cash	(39,334)	(118,915)	-
Share capital and subscriptions received, net	-	338,332	628,868
Proceeds received from exercise of stock options	5,000	485,368	450,300
Proceeds received from exercise of warrants	204,750	194,905	78,500
Increase in (repayment of) bank overdraft	305,288	-	(7,007)
	487,629	893,444	1,103,344

The table has been revised from the earlier version to separately present the cash proceeds from flow through shares, and from warrants and options exercised during the period. The earlier presentation showing cash received from the issuance of flow through shares net of income tax recovery has been amended.

In response to the Staff’s request for correctional disclosure the Company has added Note 15 as follows:

Subsequent to the issuance of the December 31, 2004 financial statements, management undertook a review of the presentation of the cash proceeds received from flow through shares in the Consolidated Statement of Cash Flows and determined that these amounts would be more appropriately presented in expanded detail to provide better reconciliation between the Consolidate Statements of Cash Flows and Note 7, Share Capital. As described in the Summary of Significant Accounting Policy, proceeds received from the issuance of flow-through shares are restricted to be used only for resource property exploration expenditures within a two-year period. As such, the portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was required to be disclosed separately from cash as Flow-through Share Proceeds on the Consolidated Balance Sheets. Given the restrictive nature of the proceeds from flow through shares, the Company has concluded that the most appropriate presentation is to treat the proceeds as a non-cash item in the Consolidated Statement of Cash Flow. The exploration activity associated with the restricted cash was added back in the operating activities to more accurately reflect the true operating cash flow required by the Company and the flow through share proceeds were excluded from the cash flows from financing activities. Consequently, the Company has restated its Consolidated Statement of Cash Flows for the year ended December 31, 2004 to reflect these changes.

The following table represents the Company’s Consolidated Statement of Cash Flow as previously reported and after giving effect to the restatement adjustments as at December 31, 2004:

	2004	2003	2002
(Restated)
Supplementary information
Interest paid	$ 22,203	$ 19,090	$ 12,316
Income taxes paid	$ -	$ -	$ -

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ -	$ -	$ 8,000
Stock-based compensation (Note 8)	$ 7,900	$ 628,625	$ 361,667
Asset Retirement Obligations (Note 12)	$ 342,288	$ 327,548	$ 313,443
Settlement of debt with shares and warrants (Note 7)	$ -	$ -	$ 45,500
Shares received as settlement of advances receivable	$ -	$ 120,000	$ -

No changes were made to the Consolidated Balance Sheets, Statements of Operations and Deficit, and the basic and diluted loss per common share as part of the restatement.

3.

In the table presenting transactions that did not result in cash flows at the bottom of the Statements of Cash Flows, you include an item identified as Issuance of flow-through shares.  Expand your disclosure to explain how the activity associated with these amounts differs from that associated with the amount of cash received from issuance of flow-through shares presented as an investing activity in your Statement of Cash Flows.

In response to the Staff’s comment the Company has amended the Consolidated Statement of Cash Flows as follows:

	2004	2003	2002
(Restated)
Supplementary information
Interest paid	$ 22,203	$ 19,090	$ 12,316
Income taxes paid	$ -	$ -	$ -

The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property interests for shares	$ -	$ -	$ 8,000
Stock-based compensation (Note 8)	$ 7,900	$ 628,625	$ 361,667
Asset Retirement Obligations (Note 12)	$ 342,288	$ 327,548	$ 313,443
Settlement of debt with shares and warrants (Note 7)	$ -	$ -	$ 45,500
Shares received as settlement of advances receivable	$ -	$ 120,000	$ -

The item identified as “Issuance of flow-through shares” has been removed to correspond with the expanded disclosure outlined in the response to comment 3 above and as outlined in the response letter dated November 7, 2005.  The Company has added the following disclosure in the Summary of Significant Accounting Policies for Flow Through Shares to explain the reasons that the amounts labelled as “Resource property exploration qualified as flow-through expenditure” were added back to net loss:

Proceeds received from the issuance of flow-through shares are restricted to be used only for resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets. Amounts of proceeds received in prior periods that were expensed during the fiscal year were recorded as Resource Property Exploration Qualified as Flow-through Expenditure on the Consolidated Statements of Cash Flows.

Note 4 – Resource Properties, page 14

4.

In your response to comment 8, you advised of some measure utilized in your impairment analyses related to your Table Mountain Gold Mine for 2004 and 2003, while stating that the analysis conducted in 2004 was “fairly similar” to the analysis performed in 2001 – 2003.  However, we were anticipating the detailed calculations that you performed in arriving at the estimated fair value of assets, including a discussion of the various assumptions that you have made with regard to the inputs.  We expect that your analyses would need to address the current status of the mine, production capacity, any capital improvements or further development required, and the propriety of the costs and prices assumed.  We will continue our review of your impairment testing once we have received the balance of your reply.  Please contact us by telephone if you require further assistance or clarification.

The Company’s detailed 2004 economic analysis of the of the Table Mountain Gold Mine is compiled in a report by independent mining engineer Dennis Bergen, P. Eng, entitled Preliminary Feasibility Study on The Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, BC.  Although dated February 22, 2005, the bulk of the analysis was completed in 2004.  The Company is of the view that this study, a copy of which is attached, fairly supports the value the Company has ascribed to Table Mountain in its financial statements.  Among other details, the study reviews favorably the state of the 300-ton per day processing plant (see 9.0 Processing, Page 38), outlines capital costs required for recommencement of production (See 14.0 Capital Cost, Page 56), and provides a sensitivity analysis measuring the economic impact of a number of variables such as the price of gold, and ore grades (see 16.5 Sensitivity Analysis, Page 68).   Detailed spreadsheets  are included in the report under Appendix I: Economic Model Details.  If you have any question about this report, please advise.

Engineering Comments

Planned Work Program, page 25

5.

The fourth paragraph describes the results of the pre-feasibility study.  The ore reserves are stated as contained ounces and this estimate may be confused with estimated production and revenue.  This possibility is demonstrated within the last bullet point, where the amortization costs are calculated based on the contained ounces.  Please restate the contained ounces as recovered ounces, state clearly estimated metallurgical recoveries, and recalculated amortization.

In order to clear up the confusion relating to the stated 21,360 contained ounces as opposed to the number of recoverable ounces that form the basis of our economic evaluation, the Company proposes adding as the second bullet point under paragraph 4, page 25, the following:

-

Readers are advised that, although the Rory and East Bain veins are estimated to contain 21,360 ounces of gold, not all of this gold is recoverable for sale.  The Prefeasibility Study’s economic analysis assumes total gold sales of 19,820 ounces.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7446.

Yours truly,

/s/ Cory Kent

Cory Kent

for Lang Michener llp

CHK:jkt

cc:

David H. Brett, President and CEO, Cusac Gold Mines Ltd.